VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel	August 9, 2010
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA
Re:	British Telecommunications plc Form 20-F for the Fiscal Year Ended March 31, 2010 Filed May 26, 2010 File Number: 2-94004
Dear Mr Spirgel
We would like to acknowledge receipt of the Securities and Exchange Commission’s (the “SEC” or “Staff”) comments dated August 5, 2010 regarding the above referenced filing.
As agreed, we will respond to your comments by September 3, 2010.

Yours sincerely,
/s/ Glyn Parry
Director, Group Financial Control